EXHIBIT N


                        MEMORANDUM OF UNDERSTANDING
                        ---------------------------

               The undersigned parties to the actions captioned Jewish Center of Hyde Park, et al. v. Jack C. Crim, et al., Civil Action No. 15961-NC; Brickell Partners v. Jack C. Crim, et al., Civil Action No. 15963-NC; Ernest Hack v. Talley Industries, Inc., et al., Civil Action No. 15964-NC; Max Grill and Eugene C. Murray v. Paul L. Foster, et al., Civil Action No. 15965-NC; William Steiner v. Talley Industries, Inc., et al., Civil Action No. 15967-NC; Joseph Ruskay v. Jack C. Crim, et al., Civil Action No. 15975-NC; now pending in the Court of Chancery of the State of Delaware (the "Actions"), by their respective attorneys, have reached an agreement in principle providing for the settlement of the Actions on the terms and subject to the conditions set forth below.

               Whereas, as of September 25, 1997, an Agreement and Plan of Merger was entered into by and among Talley Industries, Inc. ("Talley"), Carpenter Technology Corporation ("Carpenter") and a merger subsidiary of Carpenter ("Acquisition Sub") providing for, inter alia, a merger;

               Whereas, on September 26, 1997, it was publicly announced that an agreement had been reached to merge Talley with Acquisition Sub, pursuant to a tender offer by Acquisition Sub for all shares of Talley (the "Tender Offer") at a price of $12.00 in cash per common share, $11.70 in cash for each share of Talley's Series A Preferred, and $16.00 per share in cash for each share of Talley's Series B Preferred, followed by a merger (the "Merger") at the same per share price;

               Whereas thereafter, the Actions were filed in the Delaware Court of Chancery, New Castle County, challenging the transaction, and have now been consolidated for all purposes;

               Whereas, the complaints in the Actions were brought as class actions on behalf of all holders of the stock of Talley (except defendants in the Actions and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants in the Actions) and named as defendants Talley and the members of its Board of Directors, as well as Carpenter;

               Whereas, the Actions challenged the Merger alleging, inter alia, that the Talley directors, as aided and abetted by the other defendants, were breaching their fiduciary duty by agreeing to the Merger and employing unfair and deceptive procedures which resulted in an unfair price, and whereas it was further alleged that all defendants failed to disclose material non-public information regarding the value of Talley's assets, the full extent of the future earning potential of Talley, Talley's expected growth and profitability, the substance of the expressions of interest received by Talley from other potential acquirors, and the reasons Mr. Rockow and Mr. Craig opposed the transaction;

               Whereas, plaintiffs' counsel have negotiated at arm's-length with counsel for defendants to settle the Actions on the terms set forth below;

               Whereas, plaintiffs' counsel have determined that a settlement of the Actions in principle on the terms reflected in this Memorandum of Understanding is fair, reasonable and adequate and in the best interests of the Talley public stockholders;

               Whereas, defendants maintain there is no substance to the claims against them in the Actions and continue to deny all allegations of wrongdoing; and

               Whereas, defendants, recognizing the many sharply contested legal and factual issues and the risks attendant to the further prosecution of the defense of the Actions, have concluded that it is desirable that the claims against them be compromised and settled;

               NOW, THEREFORE, IT IS STIPULATED AND AGREED, subject to the approval of the Court, by and among the parties hereto:

               1. Based upon a review of the Schedule 14D-1 and Schedule 14D-9 that has been sent to the stockholders of Talley in connection with Acquisition Sub's Offer to Purchase (the "Tender Offer Materials") and the review of documents and other information on an expedited basis, plaintiffs' counsel proposed that certain changes and further disclosures be included and made in the Tender Offer Materials. In settlement of the Actions, Talley has agreed to include certain of these proposed disclosures (the "Disclosures") in the Tender Offer Materials. The Disclosures consist of (a) the reasons that Talley Board members Ralph Rockow and Robert Craig opposed the Merger, including the text of a memorandum that they distributed to the Talley Board of Directors on September 25, 1997; (b) the dollar amounts of the third-party indications of interest received by Talley referred to in the Schedule 14D-9; and (c) the implications of the September 16 proposal referred to in the
Schedule 14D-9 for the analysis of the liquidation value of Talley.

               2. Subject to the inclusion of the Disclosures in the Tender Offer Materials, as set forth in paragraph 1 above, defendant Acquisition Sub will proceed with the Offer to Purchase and all other transactions contemplated by the Agreement and Plan of Merger, subject only to the conditions specified by the Agreement and Plan of Merger and without further application for injunctive relief by plaintiffs in this or any other Court.

               3. Promptly upon execution of this Memorandum of Understanding, plaintiffs will withdraw their Motion for a Preliminary Injunction pending in the Actions and notify the Court that their Motion is withdrawn.

               4. Plaintiffs' counsel agree to apply to the Court for an award of attorneys' fees and disbursements in an amount not to exceed $330,000, as the Court may allow. Defendants agree that they will not oppose such application, and Talley will pay to plaintiffs' counsel the amounts awarded by the Court.

               5. Talley will bear the cost of notice to the class members in connection with the settlement of the Actions and the settlement hearing.

               6. The undersigned parties will attempt in good faith to agree upon and to execute an appropriate stipulation of settlement and such other documentation as may be required in order to obtain court approval of the settlement of the Actions upon the terms set forth in this Memorandum of Understanding. The stipulation of settlement will expressly provide, inter alia, that all defendants have denied, and continue to deny, that they have committed or aided and abetted in the commission of any violations of law, and that they are entering into the stipulation solely because the proposed settlement would eliminate the burden and expense of further litigation. The stipulation of settlement will provide for a release of all claims of the stockholders of Talley against defendants or any of their present or former officers, directors, agents, attorneys, financial advisors, commercial bank lenders, investment bankers, representatives, affiliates, associates, parents, subsidiaries, general and limited partners and partnerships, heirs, executors, administrators, successors and assigns, whether under state or federal law, and whether directly, representatively or in any other capacity (excluding statutory appraisal rights), in connection with, or that arise out of the subject matter of the Actions, the Tender Offer, the Merger, the negotiation and consideration of the Merger, and the fiduciary or disclosure obligations of any of the defendants (or persons to be released) with respect to any of the foregoing.

               7. Consummation of the settlement is subject to the drafting and execution of an appropriate stipulation of settlement and such other documentation as may be required, final court approval of the settlement (as to be defined in the stipulation of settlement), and dismissal of the action with prejudice and each party to bear its own costs (except for the costs set forth in paragraphs 4 and 5 above).

               8. For purposes of settlement of the Actions consistent with the terms of this Memorandum of Understanding, plaintiffs will petition the Court in connection with the stipulation of settlement for certification of a class pursuant to Chancery Court Rules 23(b)(1) and (b)(2), consisting of all Talley shareholders (exclusive of defendants and their affiliates) who owned Talley shares on any day during the period from September 26, 1997 (the date that the proposed Merger of Talley with Carpenter was publicly announced) to and including the effective date of the Merger, including the legal representatives, heirs, successors in interest, transferees and assigns of all such foregoing holders and/or owners, immediate and remote (the "Class"). Defendants will consent to such petition solely in connection with the settlement.

               9. The undersigned parties will present the settlement agreement to the Court for approval as soon as practicable and will use their best efforts to obtain final court approval of the settlement and the dismissal of the action with prejudice and without cost to any party, except as provided in paragraphs 4 and 5 above.

               10. The settlement contemplated herein shall be conditioned upon the satisfactory completion of confirmatory discovery and upon consummation of the Merger.

               11. The settlement contemplated by this Memorandum of Understanding will not be binding upon any party until an appropriate stipulation of settlement has been signed and final court approval of the settlement and the dismissal of the action with prejudice and each party to bear its own costs (except for the costs set forth in paragraphs 4 and 5 above) has been obtained. This Memorandum of Understanding shall be null and void and of no force and effect should any of these conditions not be met and, in that event, this agreement shall not be deemed to prejudice in any way the positions of the parties with respect to the Actions.

                                     ROSENTHAL, MONHAIT, GROSS &
                                       GODDESS, P.A.



                                     /s/ Norman M. Monhait
                                     ------------------------------
                                     Norman M. Monhait
                                     Mellon Bank Center, Suite 1401
                                     919 N. Market Street
                                     P.O. Box 1070
                                     Wilmington, DE 19801
                                     (302) 656-4433
                                     On Behalf of All Plaintiffs



                                     PRICKETT, JONES, ELLIOTT,
                                      KRISTOL & SCHNEE



                                     /s/ Samuel D. Brickley, II
                                     -----------------------------
                                     Samuel D. Brickley, II
                                     Wayne N. Elliott
                                     Samuel D. Brickley, II
                                     1310 King Street
                                     P.O. Box 1328
                                     Wilmington, DE 19899
                                     (302) 888-6500
                                     Attorneys for Defendants Carpenter
                                     Technology Corporation and Score
                                     Acquisition Corp.



                                     MORRIS, NICHOLS, ARSHT &
                                      TUNNELL



                                     /s/ Martin P. Tully
                                     -----------------------------
                                     Martin P. Tully
                                     Alan J. Stone
                                     David J. Teklits
                                     1201 N. Market Street
                                     P.O. Box 1347
                                     Wilmington, DE 19899
                                     (302) 658-9200
                                     Attorneys for Defendants Jack Crim,
                                     Alex Stamatakis, Donald J. Ulrich,
                                     Paul L. Foster, Joseph A. Orlando,
                                     Fred Israel, John W. Stodder, David Victor,
                                     John D. McNaughton, Neil W. Benson, and
                                     Talley Industries, Inc.

DATED:   October 16, 1997